UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Belvedere SoCal

Full Name of Registrant

Former Name if Applicable

One Maritime Plaza, Suite 825

Address of Principal Executive Office (Street and Number)

San Francisco, California 94111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Completed 2008 Financial Statements

Belvedere SoCal (the “Company”) is still in the process of completing its financial statements and other Form 10-K disclosures. In addition, the Company has not yet concluded its audit by its independent accountants for the fiscal year ended December 31, 2008.  As a result, the Company is not able to file its Annual Report on Form 10-K (the “2008 Annual Report”) in a timely manner without unreasonable effort or expense.  The Company may not be able to file its 2008 Annual Report by April 15, 2009. This notice contains unaudited information about our results which is subject to change in our 2008 Annual Report.

Recent Developments

Recent Financing Activities

In January, February and March of 2009, Belvedere Capital Fund II (the “Fund”), our largest stockholder, made loans to the Company in the amounts of $2.0 million, $0.5 million and $6.5 million respectively.  The annual interest rate on these loans is 15% and each loan included a transaction fee equal to of 2% of the principal amount payable to the Fund.  The loans mature on July 1, 2009 and can be repaid at the Fund’s discretion in either cash, shares of Belvedere SoCal common stock at 120% of the then prevailing fair value as determined by independent appraisal or shares of the Company’s Series A Non-Cumulative Perpetual Preferred Stock at their face value.

Investments in Professional Business Bank

In January and March of 2009, the Company invested $2.0 million and $5.0 million, respectively, into its wholly-owned subsidiary, Professional Business Bank (“PBB”), each in the form of a common equity investment.

Pacific Coast Banker’s Bank Loan Covenant Violations, Waiver and Loan Amendment

On December 31, 2008, the Company was in violation of three financial covenants under to its $8.0 million loan from Pacific Coast Banker’s Bank.   The Company executed an indicative term sheet providing for the waiver of these covenant violations and an amendment to the terms of the loan.  The indicative term sheet was executed on March 31, 2009, but is non-binding.  We cannot assure you that we will be successful in formally obtaining these waivers or amending the terms of the loan, which will require the execution of definitive documentation.

Terms of the new loan would provide, among other things, for an increase in the interest rate on the loan from 310 basis points over 3-month LIBOR to 510 basis points over 3-month LIBOR.  Until the following conditions are all satisfied, the loan rate will be increased by a further 300 basis points to 810 basis point over 3-month LIBOR:

•           either the Company receives funding pursuant to the United States Treasury’s Troubled Asset Relief Program (“TARP”) in the form of preferred stock or at least $5.0 million of other new debt or equity funding is received by the Company;

•           depending on the source and amount of new funding, the Pacific Coast Bankers’ Bank loan principal shall be paid down by $2.0 million to $2.5 million by December 31, 2009; and

•           no covenant breaches remain and no other events of default exist (other than the covenant violations waived by Pacific Coast Bankers’ Bank discussed above).

Certain Pacific Coast Bankers’ Bank loan financial covenants will to be modified in the amendment and the scheduled loan amortization period reduced from 33 quarters to 25 quarters.  The Company also agreed to defer all interest and principal cash payments on loans due the Fund, including any refinancing loan, and within its legal capacity to do so, defer all interest payments on its Fixed Rate Junior Subordinated Deferrable Interest Rate Debentures until the Pacific Coast Banker’s Bank loan is fully repaid.

Interest Payment Deferral on Fixed Rate Junior Subordinated Deferrable Interest Rate Debentures

In March 2009, the Company notified the trustee of its $15.4 million Fixed Rate Junior Subordinated Deferrable Interest Rate Debentures (the “Trust Preferred Securities”) that it would be deferring the scheduled April 2009 payment.  Terms of the debenture permit the Company to defer up to 60 monthly interest payments.  Deferred interest payment accrued interest is at a 10% annual rate, the same rate as the debenture.

Regulatory Examination

In December 2008, the Federal Deposit Insurance Corporation (the “FDIC”), the Bank’s primary federal regulator, conducted a regular safety and soundness examination.  As of this date, we have not yet received the examination report.  Based on conversations with the FDIC, we believe it likely that the examination report will include some form of regulatory criticism.  At this time, we cannot predict whether the FDIC will take other actions, such as enforcement actions or capital directives.

TARP Funding Application

In November 2008, the Company applied for $10.4 million of TARP funding under the private ownership program.  The Company has applied to participate but its participation will be subject to the Treasury’s approval, the execution of definitive agreements and standard closing conditions. There can be no assurance that the Company’s application will be approved or that the Company will receive funds under the TARP program.

Federal Home Loan Bank of San Francisco Borrowings

The Federal Home Loan Bank of San Francisco (the “FHLB”) has advised PBB that it will likely reduce the amount of funds the PBB may borrow under one or both of its collateralized borrowing facilities.  As of the date of this filing, the FHLB has not acted on this.  PBB relies on the FHLB for a material amount of its funding which has ranged from $24 million to $51 million during the first quarter 2009 and was approximately $34 million as of the date of this filing.  All funding has been in overnight maturities.  The aggregated gross FHLB borrowing capacity at this date is $82.5 million.  A reduction in the borrowing availability from the FHLB would have an adverse impact on PBB’s liquidity position.

Credit Provided by Correspondent Banks

PBB occasionally borrows federal funds from correspondent banks for operational reasons.  During the first quarter of 2009, there were four days when overnight fed funds were borrowed, the largest amount being $3.2 million.  Late in the first quarter of 2009, PBB was advised by one of its two federal funds lenders that its funding line was being withdrawn and that $3.5 million of correspondent bank commitments issued in favor of bank customers would need to be collateralized.  PBB has initially provided collateral in the form of $3.5 million of federal funds sold to that correspondent bank.

Brokered Certificate of Deposits (CDs)

PBB’s “adequately capitalized” status as of December 31, 2008 precludes access to the brokered deposit marketplace without a waiver from the FDIC.  PBB submitted a waiver request to the FDIC in January 2009 which has not been acted upon.  PBB has $28.2 million of callable brokered certificates of deposit which could be refinanced for their same remaining maturities at rates up to 200 basis point lower.  PBB has refrained from calling these expensive brokered certificates of deposit due to its current inability to coincidentally replace that funding in the brokered deposit market.

Potential Third Party Investors

The Company has been exploring various financing alternatives.  As of the date of this filing, there has not been any definitive indications of interest or other firm commitments for financing, other than described herein.  We cannot predict whether our efforts to raise funds from investors will be successful.

Holding Company Liquidity

The Company, as the parent holding company, relies on PBB dividends and outside investors as its primary sources of liquidity.  At present, PBB does not have the legal capacity to pay dividends.  There is no assurance that efforts to raise funds from investors would be successful.  Assuming that we continue to defer interest payments on the Trust Preferred Securities, current unencumbered cash and cash equivalents held by the parent holding company is estimated to be sufficient to meet its obligations until December 31, 2009.

Results of Operations

The Company was formed in January 2007, but until it acquisition of PBB in November 2007, it had no significant business activity.  For 2008, the Company’s results included a full year of PBB’s performance plus the addition of Spectrum Bank which was acquired in January 2008. Accordingly, comparison of 2007 and 2008 performance is not particularly informative.

The Company expects that it will report an increased loss for the year ended December 31, 2008 as compared to the net loss of $374 thousand for the year ended December 31, 2007.  The Company expects to report a net loss of $45.2 million in 2008, which includes a goodwill impairment charge of $33.3 million, loan loss provision expense of $9.4 million and a deferred tax asset valuation allowance of $5.6 million.  We are still reviewing our loan loss reserves and may need to increase our loan loss provision expense by a material amount, which would further increased net loss 2008.  Investors are cautioned not to place undue reliance on these results inasmuch as the finalized financial statements for fiscal year 2008 are not yet complete, and the Company is still undergoing an audit by its independent public accountant.  Accordingly, final results for the Company may vary significantly from the results of its banking subsidiary previously reported.

As noted above, the audit of financial results for fiscal year 2008 has not been completed.

Management’s Assessment of Internal Control Over Financial Reporting

We have not completed our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management is continuing to evaluate our internal control over financial reporting, and we may, or may not, have additional material weaknesses to report in our 2008 Form 10-K.  As a result, internal control over financial reporting and disclosure controls and procedures were not effective at December 31, 2008.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James Westfall, CFO	650	714-5546
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).   Yes ☒     No ☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See PART III – NARRATIVE above, for management’s discussion of significant changes in results of operations for the year ended December 31, 2008.

Belvedere SoCal

(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 1, 2009                                                                 By  /s/ James Westfall
         James Westfall, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.